SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                               (Amendment No. 12)

                                SCHEDULE 14D-1/A
                             Tender Offer Statement
       Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934

                               -------------------

                          GLOBAL MOTORSPORT GROUP, INC.
                            (Name of Subject Company)

                               -------------------

                                GOLDEN CYCLE, LLC
                                 ALEXANDER GRASS
                                   ROGER GRASS
                                -----------------
                                    (Bidders)

                               -------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                               -------------------

                                    378937106

                      (CUSIP Number of Class of Securities)

                               -------------------

                                   ROGER GRASS
                                GOLDEN CYCLE, LLC
                          ONE WYNNEWOOD ROAD, SUITE 100
                               WYNNEWOOD, PA 19096
                                 (610) 642-8600

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                               -------------------

                                    COPY TO:
                            HERBERT HENRYSON II, ESQ.
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                              111 SOUTH 15TH STREET
                             PHILADELPHIA, PA 19102
                                 (215) 977-2000

This Amendment No. 12 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated April 7, 1998 filed by Golden Cycle, LLC, a Pennsylvania limited liability company (the "Purchaser"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996 between the Company and American Stock Transfer and Trust Company, as Rights Agent, at $18.00 per Share and associated Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1998 and the related Letter of Transmittal.

The tender offer expired at 12:00 midnight, New York City time, on Friday, October 30, 1998, without the purchase of any Shares pursuant thereto. At that time, 1,668,450 Shares had been tendered thereunder. The Purchaser allowed the tender offer to expire because of the failure of various conditions to be satisfied, including: (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares that would, together with the Shares beneficially owned by the Purchaser, represent a majority of the outstanding Shares on a fully diluted basis; (ii) the Rights having been redeemed by the Board of Directors of the Company, or the Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the tender offer and the merger proposed in connection therewith; and (iii) the acquisition of Shares pursuant to the tender offer and the proposed merger having been approved pursuant to Section 203 of the Delaware General Corporation Law or the Purchaser being satisfied, in its sole discretion, that the provisions of Section 203 are otherwise inapplicable to the acquisition of shares pursuant to the tender offer and the proposed merger.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11(a) is hereby amended by adding the following:

         (a)(20) Press Release, issued by the Purchaser, dated November 2, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1998

                                            GOLDEN CYCLE, LLC


                                            By: /s/ Roger Grass
                                                -------------------------------
                                                Name:  Roger Grass
                                                Title: Vice President

                                            /s/ Alexander Grass
                                            -----------------------------------
                                            Alexander Grass

                                            /s/ Roger Grass
                                            -----------------------------------
                                            Roger Grass


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              EXHIBIT
-------                             -------

(a)(1)     Offer to Purchase, dated April 7, 1998.

(2)        Letter of Transmittal with respect to the Shares and Rights.

(3)        Letter, dated April 7, 1998, from Jefferies & Company, Inc.
           to brokers, dealers, banks, trust companies and nominees.

(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(5)        Notice of Guaranteed Delivery.

(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7)        Press Release, dated April 6, 1998.

(8)        Form of summary advertisement, dated April 7, 1998.

(9)        Letter dated April 14, 1998 from Alexander Grass to
           Mr. Joseph F. Keenan

(10)       Press Release, issued by the Purchaser, dated April 17, 1998

(11)       Press Release, issued by the Purchaser, dated May 4, 1998

(12)       Press Release, issued by the Purchaser, dated May 27, 1998

(13)       Press Release, issued by the Purchaser, dated June 30, 1998

(14)       Press Release, issued by the Purchaser, dated July 24, 1998

(15)       Press Release, issued by the Purchaser, dated August 10, 1998

(16)       Press Release, issued by the Purchaser, dated September 30, 1998

(17)       Press Release, issued by the Purchaser, dated October 27, 1998

(18) Preliminary Proxy Materials of the Purchaser, filed with the Securities and Exchange Commission on October 27, 1998.

(19)       Press Release, issued by the Purchaser, dated October 30, 1998

*(20)      Press Release, issued by the Purchaser, dated November 2, 1998


(b)   None.

(c) Letter agreement, dated March 6, 1998, between Jefferies & Company, Inc. and the Purchaser.

(d)  None.

(e)  Not Applicable.

(f)  None.

(g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

(h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.

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* Filed herewith.